SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                   Commission File No. 001-33713
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                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 20-F     [X] Form 11-K    [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR    [ ]Form N-CSR

         For Period Ended: December 31, 2007
                           -----------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant: SBERA 401(k) Plan as adopted by Beacon Federal
                         ------------------------------------------------------
Former name if applicable:
                          -----------------------------------------------------
Address of principal executive office (Street and Number):6311 Court Street Road
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City, state and zip code: East Syracuse, New York 13057
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PART II -- RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without
                           unreasonable effort or expense;
         |X|      (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, Form 11-K,
                           Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of the SBERA 401(k) Plan as adopted by Beacon Federal (the "Plan"). Parent, McLaughlin & Nangle did not issue its report on the financial statements of the SBERA 401(k) Plan as adopted by Beacon Federal for the year ended December 31, 2007 to the Plan sponsor within the time necessary to permit the Plan to file its Form 11-K because Parent, McLaughlin & Nangle's audit procedures were not completed by the filing deadline for the Form 11-K. They will complete their audit procedures within the fifteen-day extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Kathleen Russell               (315)                  433-0111
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         (Name)                      (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X[ Yes            [ ] No

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(3)      It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ ] Yes            [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                 SBERA 401(k) Plan as adopted by Beacon Federal
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: July 1, 2008                     By: /s/ Kathleen Russell
                                       Name: Kathleen Russell
                                       Title: Vice President Human Resources